UNITED STATES
SECURITIES AND EXHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 0-51565

(Check One): ☐ Form 10-K and Form 10-KSB      ☐ Form 20-F       ☐ Form 11
☒ Form 10-Q and Form 10-QSB       ☐ Form N-SAR

For Period Ended: March 31, 2006

BEACONSFIELD II, INC.

(Exact name of small business issuer as specified in its charter)

Delaware	34-2033197
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification number)

497 Delaware Avenue
Buffalo, NY	14202
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number, including area code: (716) 882-2157

PART II - Rules 12b-25 (b) and (c)

If the subject report could not be filed out without unreasonable effort or expense and THE REGISTRANT seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense,

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB; or subject distribution report or 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Registrant has been unable to complete preparation of its Form 10-QSB for the fiscal quarter ended March 31, 2006 due to delays in gathering information required to complete the preparation of certain financial and business statements to be contained in the Form 10-QSB.

PART IV - OTHER INFORMATION

(a)	Name and telephone number of persons to contact in regard to this notification.

Andrew Gertler	716	882-2157
(Name)	(Area Code)	(Telephone Number)

(b)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 194- during the preceding twelve months or for shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(c)
Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or in the portion thereof?

☐ Yes         ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

BEACONSFIELD II, INC.

(Exact name of small business issuer as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 12, 2006	By:	/s/ Andrew Gertler
Andrew Gertler
President and CEO